January 10, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Komul Chaudhry and Benjamin Meeks

Re:	Discover Funding, LLC

Discover Card Execution Note Trust

Discover Card Master Trust I

Amendment No. 1 to Registration Statement on Form SF-3

Filed November 15, 2024

File No. 333-283276, 333-283276-01 and 333-283276-02

Ladies and Gentlemen:

On behalf of Discover Funding, LLC (the “Depositor”), Discover Card Execution Note Trust (the “Issuing Entity”) and Discover Card Master Trust I (the “Master Trust”), and in response to the letter dated December 12, 2024, from the Securities and Exchange Commission to Patricia Hall, we submit the following responses, together with Amendment No. 1 to Registration Statement on Form SF-3 submitted on January 10, 2025 (“Amendment No. 1”).

The numbered paragraphs below set forth your comments in italicized text together with our responses. The headings and numbers correspond to the headings and numbered paragraphs in your letter.

Registration Statement on Form SF-3

General

1.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

We confirm that the Depositor, the Issuing Entity, the Master Trust and any issuing entity previously established, directly or indirectly, by the Depositor or any affiliate of the Depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

Forward-Looking Statements, page iii

2.

We note your statement that you do not undertake any obligation to update publicly or revise any forward-looking statements. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

We have revised the Form SF-3 to clarify that the Depositor, the Issuing Entity, the Master Trust and any issuing entity previously established, directly or indirectly, by the Depositor or any affiliate of the Depositor will update this information to the extent required by law.

Risk Factors

Business Risks Relating to Discover’s Credit Card Business

Financial regulatory reforms and enhanced prudential standards could adversely impact the issuing entity of the Class [_]([_]-[_]) notes., page 52

3.

We note your disclosure on page 53 that “[f]inal rules prohibiting conflicts of interest relating to securitizations . . . have not yet been adopted.” Please revise your disclosure to reflect the adoption of Securities Act Rule 192 in November 2023.

We have revised the above-referenced risk factor in the form of prospectus to note that final rules prohibiting conflicts of interest relating to securitizations were adopted in November 2023.

The Master Trust

Master Trust Addition of Accounts, page 112

4.

We note your disclosure here and elsewhere throughout the prospectus that additional accounts may be designated to the master trust if certain conditions are satisfied. Please revise your prospectus where appropriate to include disclosure about the nature of the review of such additional accounts performed by the depositor or sponsor as required by Rule 193 and whether the receivables related to such accounts deviate from disclosed underwriting criteria or other criteria or benchmarks used to evaluate the assets. Refer to Securities Act Rule 193 and Items 1111(a)(7), 1111(a)(8), and 1111(g)(8) of Regulation AB.

We have revised the form of prospectus under the heading “Issuer Review of Pool Receivables” to reflect that reviews of the pool of receivables in the master trust described in that section include receivables arising in additional accounts designated to the master trusts from time to time.

* * * * *

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact Patricia Hall at (302) 323-7315 or Jan Stewart of Mayer Brown LLP at (312) 701-8859.

Sincerely,

/s/ Mayer Brown LLP
Mayer Brown LLP

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